John Mahon	Writer’s E-mail Address
202.729.7477	John.Mahon@srz.com

June 16, 2021

VIA EDGAR

Mr. Scott Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:          Engine No. 1 ETF Trust

Engine No. 1 Transform 500 ETF and Engine No. 1 Transform Climate ETF

Registration Statement on Form N-1A

(File Nos. 333-249926 and 811-23617)

Dear Mr. Lee:

On behalf of Engine No. 1 ETF Trust (the “Trust”) and each of the separate series thereof, Engine No. 1 Transform 500 ETF (the “Transform 500 Fund”) and Engine No. 1 Transform Climate ETF (the “Transform Climate Fund”, and together with the Transform 500 Fund, the “Funds”), set forth below are the Trust’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Fund on June 16, 2021 with respect to the Fund’s draft Pre-Effective Amendment No. 3 to the Registration Statement on Form N-1A (File Nos. 333-249926 and 811-23617) (the “Registration Statement”), submitted to the Staff in a correspondence filing on June 11, 2021, and the prospectuses (each, a “Prospectus”) and statement of additional information (the “SAI”) included therein. The Staff’s comments are set forth below in italics and are followed by the Trust’s responses. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Prospectuses. Where revisions to the Prospectuses and SAI are referenced in the below responses, such revisions have been reflected in the marked version of the proposed revised Prospectuses and SAI attached as an exhibit hereto.

1.	Comment: On page 2 of the Transform 500 Fund Prospectus, please clarify what the reference to “seeking select engagement opportunities within the Fund’s portfolio” means. This is the first time the Fund has mentioned engagement opportunities. Does the Fund also intend to engage with its portfolio companies to transform them in addition to how it votes proxies? If so clarify.

Mr. Scott Lee

June 16, 2021

Response: The Trust has revised the above-referenced disclosure set forth in the Transform 500 Fund Prospectus in response to the Staff’s comment.

2.	Comment: On page 2 of the Transform 500 Fund Prospectus, please clarify the reference that the Adviser “will assess these metrics against qualitative and quantitative criteria developed by the Adviser.” Please clarify and explain what this criteria is designed to do and measure. For example, what is the fund measuring wages against or for?

Response: The Trust has revised the above-referenced disclosure set forth in the Transform 500 Fund Prospectus in response to the Staff’s comment.

3.	Comment: On page 3 of the Transform 500 ETF Prospectus, the current disclosure states that the Fund may invest in “securities not included in the Underlying Index.” Please clarify if this is on a temporary basis or all the time. If the latter, please disclose how this works with the Fund’s full replication statement above that it normally holds 500 securities.

Response: The Trust has revised the above-referenced language set forth in the Transform 500 Fund Prospectus in response to the Staff’s comment to reflect that the number of securities held by the Fund may vary from 500 securities to the extent the Adviser believes such variance will help the Fund to achieve its investment objective. In addition, as disclosed in the Transform 500 ETF Prospectus, the Fund will invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in component securities of the Underlying Index or in depositary receipts representing component securities in the Underlying Index, in accordance with Rule 35d-1 under the 1940 Act.

4.	Comment: Please ensure that the Rule 484 indemnification language is included in Item 30 of Part C to the Registration Statement.

Response: The Trust has included the above-referenced language in Item 30 of Part C to the Registration Statement in response to the Staff’s comment.

5.	Comment: For the Transform Climate Fund Prospectus, please make similar revisions to those made to the Transform 500 Fund Prospectus in response to comments 1 and 2 above.

Response: The Trust has revised the disclosure set forth in the Transform Climate Fund Prospectus where applicable in response to the Staff's comment.

*           *           *

Mr. Scott Lee

June 16, 2021

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:      Jennifer Grancio, President / Engine No. 1 ETF Trust